ТР Элемтэ Министрлыгы

Министерство связи РТ

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АҖ

ГТС

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

*420061, г.Казань, ул.Н.Ершова, 55Е*

☎ *75-08-08, факс 95-15-50*

*ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782*

№164 от 16.10.02

EXEMPTION # 82-4754

02 OCT 29 AM 9:10

*The U.S. Securities & Exchange* ***Comm***[redacted]
Division of Corporate Finance
Office of International Corporate Financ
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

02055604

SUPPL

***Re: Kazan City Telephone Network (file # 82-4754)***

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2002, 2 QUARTER.

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Yours truly,
General Director
Fahriev A. M.

ГТС
ИНН 1653007966

dlw 11/20

02 OCT 23 AM 9:21

**«Approved»**

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 5 dated of 07.08.2002

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ____________
(Signature)

Seal

# QUARTERLY REPORT
# BY ISSUER OF SECURITIES

## 2002 II QUARTER

***Open Joint Stock Company***
***«Kazanskaya Gorodskaya Telephonaya Set»***

***Issuer code : 55110-D***
***Place of location: Republic of Tatarstan***
***Mail address: 55-e, N. Ershov Str., Kazan, 420061***

***« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»***

General Director A. M. Fahriev ____________

Chief Accountant L.V. Tyugaeva ____________
6.08.2002

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: *( 8432) 72-63-93*
**Fax**: *(8432) 72-23 -21*
E-Mail: *elia@gts.kazan.su*

# Changes in the quarterly report for 2002 second quarter.
## A. DATA ON ISSUER

Licences
Number: *20873*
Date of issue: 7.02.2002
Validity: till 7.02.2007
Body which has issued the license: Russian Federation ministry of communication and information
Kinds of activity: leasing out communication channels

Number: *21319*
Date of issue: *1.03.2002*
Validity: till *1.03.2012*
Body which has issued the license: Russian Federation ministry of communication and information
Kinds of activity: granting local telephone services

Number: *20919*
Date of issue: *7.02.2002*
Validity: till *7.02.2007*
Body which has issued the license: Russian Federation ministry of communication and information
Kinds of activity: granting data transfer services

Number: *20953*
Date of issue: *7.02.2002*
Validity: till *7.02.2007*
Body which has issued the license: Russian Federation ministry of communication and information
Kinds of activity: granting telematic services

14. Sector number of Issuer.
OKONH: ***83000, 91514***

19. Participants of Issuer.
Total number of shareholders (participants): ***2 134***
Shareholders (participants) holding not less than 5% of Issuer's Charter Capital:

19.2 Name: ***JSC Investment Commercial Bank "Tatfondbank"***
Place of location: ***Republic of Tatarstan***
Mail address: ***2/43, Uhtomskogo Str., Kazan, 420111***
Share in Issuer's Charter Capital: ***14.92%***
Shareholders (participants) holding not less than 25% of Shareholder's (participant's) Charter Capital: ***no such persons***

19.3 Name: ***Closed JSC "Deposit – clearing company"***
Place of location: ***14/2, building # 4, Staraya Basmannaya Str., Moscow, 103064***
Mail address: ***14/2, building # 4, Staraya Basmannaya Str., Moscow, 103064***
Share in Issuer's Charter Capital: ***11.16 % ( nominee name)***
Shareholders (participants) holding not less than 25% of Shareholder's (participant's) Charter Capital: ***no such persons***

19.4 Name: ***Closed JSC Investment Company "Elemte"***
Place of location: ***Republic of Tatarstan***
Mail address: ***3, Rahmatullina Str., Kazan, 420503***
Share in Issuer's Charter Capital: ***9.26%***

Shareholders (participants) holding not less than 25% of Shareholder's (participant's) Charter Capital: ***no such persons***

19.5 Name: ***Limited liability company "Unistroi"***
Place of location: ***Republic of Tatarstan***
Mail address: ***62, Zhurnalistov Str., Kazan, 420029***
Share in Issuer's Charter Capital: ***5.56%***
Shareholders (participants) holding not less than 25% of Shareholder's (participant's) Charter Capital:
***Rashid Akramovich Gilfanov***
Share of shareholder (participant) in Issuer's Charter Capital: 35%
***Saidabanu Nizamovna Nizamova***
Share of shareholder (participant) in Issuer's Charter Capital: 30%

**21. Members of Board ( Supervisory Board ) of Issuer**
***Lampasov Mikhail Mikhailovich***
Date of birth: ***1962***
Positions for the last five years:

Period: ***1998 - 2001***
Organisation: ***Tatarstan State Committee on Property***
Activities: ***Civil Service***
Position: ***Chief Specialist***

Period: ***2001 – present moment***
Organisation: ***Tatarstan Ministry of Property and Land relations***
Activities: ***Civil Service***
Position: ***Chief of privatisation and a State enterprises reformations' department***

Share in Issuer's Charter Capital: has no share
Shares in Issuer's Affiliates: has no share

**22. Single-member executive body and members of collegial executive management of Issuer:**
Valeri Akabirovich Hadjiev
Date of birth: ***1960***

Positions for the last five years:

Period: ***1998 - 1999***
Organisation: ***Spassk regional communication centre of RT Ministry of communications***
Activities: ***communications***
Position: ***Chief***

Period: ***1999 - 2001***
Organisation: ***RT Ministry of communications***
Activities: ***communications***
Position: ***Deputy minister on forecast and development***

Period: ***2001-2002***
Organisation: ***Closed JSC "Stels"***
Activities: ***communications***

Position: ***Director general***

Period: ***2002-present moment***
Organisation: ***JSC "Kazanskaya GTS"***
Activities: ***communications***
Position: ***Vice-director general***

Share in Issuer's charter capital : No
Share in branch and affiliate companies of Issuer : No

Remuneration paid for the reported quarter :
This information is closed

Ilham Ilfarovich Hakimullin

Date of birth: ***1966***
Positions for the last five years:

Period: ***1998 - 1999***
Organisation: ***JSC "Kazanskaya GTS"***
Activities: ***communications***
Position: ***Production laboratory engineer***

Period: ***1999-present moment***
Organisation: ***JSC "Kazanskaya GTS"***
Activities: ***communications***
Position: Chief of maintenance department

Share in Issuer's charter capital : 0.001%
Share in branch and affiliate companies of Issuer : No

24. Data on legal entities participated by the Issuer.

The legal entities with not less than 5% of Charter Capital owned by the Issuer:
Name: ***Closed JSC "First leasing company"***
Place of location: ***2/43, Uhtomskogo Str., Kazan, 420111***
Mail address: ***2/43, Uhtomskogo Str., Kazan, 420111***
Issuer's share in the Charter Capital of the legal entity: ***25%***

Name: ***JSC Kazan Insurance company "Garant"***
Place of location: ***56, Levobulachnaya Str., Kazan, 420021***
Mail address: ***56, Levobulachnaya Str., Kazan, 420021***
Issuer's share in the Charter Capital of the legal entity: ***10%***

32. Number of personnel.
***The number of personnel including branches and representations for the reported period constitutes 1 062 people***

**42. Essential facts (event, action), having a place in accounting quarter.**
Date of occurrence of the fact (event, action): ***3.04.2002***
Code ***1355110D03042002***
***On March 29, 2002 the Company Board of directors has accepted the following decisions:***

*1. To consider the decision on accommodation of OAO "Kazan GTS" nominal telephone loan non-documentary series 06 bonds , accepted at the meeting of Board of directors OAO "Kazan GTS" on 28.01.2002 invalid, because FCS of Russia turned back the documents sent to state registration*
*2. To accept the decision on accommodation of OAO "Kazan GTS" nominal telephone loan non-documentary series 06 bonds with the following terms of the issue:*

*- nominal telephone loan non-documentary bonds;*
*- Series 06;*
*- Total of the bonds - 1600 (one thousand six hundred) pieces.*
*- Nominal value of each issued bond - 3000 (three thousand) rbl.;*
*- Total nominal value of the issue - 4 800 000 (four million eight hundred thousand) rbl.;*
*- Method of accommodation - closed subscription;*
*- Period of accommodation of the bonds:*
*Accommodation of the bonds begins on the first calendar day following the day of the state registration of the bonds issue.*
*The end date of the bonds accommodation is the date of accommodation of the last bond, but not later than one year from the moment of the ratification of the decision on issue of securities.*
*- The purchaser of all bonds of the issue is the state unitary enterprise " Postal service " Tatarstan pochtasy ". Mail address: GUP UPS " Tatarstan pochtasy ": 3, Rahmatullina Str., Kazan, 420111, Republic of Tatarstan, Russia, 420111, INN 1654032676.*
*- Order of the bonds accommodation:*
*Accommodation of the bonds is carried out on the basis of the bonds sale and purchase agreements concluded by the emitter with the state unitary enterprise " Postal service" "Tatarstan pochtasy".*
*The contract on purchase of the bonds can be concluded from the date of a beginning of securities accommodation to the end date of securities accommodation. The contract on purchase of the issued securities is concluded as follows: the state unitary enterprise " Postal service" "Tatarstan pochtasy" and the emitter make a complete text of the agreement and simultaneously sign it by their authorized persons.*
*- The price of accommodation of each bond of the issue is established at 3000 (three thousand) roubles.*
*- Order of payment for the bonds:*
*Securities are paid for with money.*
*Conditions and order of payment for the bonds of the issue by money:*

*The method of payments - non-cash in Russian roubles.*
*Periodicity of payments - unitary. The installment plan is not stipulated.*
*Money are to be transferred to GUP UPS " Postal service "Tatarstan pochtasy " to the account of the emitter № 40702810500020001670 in " Joint-stock commercial bank " AK BARS ", corresponding account № 30101810000000000805, BIK 049205805.*

*- Form of settlement of the bonds.*
*The settlement of the bonds of the issue is made to the holders of the bonds being those as of date of drawing up the list of the bonds - 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.*
*The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping of the register between the emitter and register keeper.*
*The settlement of the issued bonds occurs in order of incoming written requests. The holder of the bond for its settlement directs a written request to the payment agent location.*
*The written request of the holder on settlement of the issued bonds must contain:*
*a) Quantity of the bonds and requisites of the issued bonds, belonging to the holder, on which money payments are made;*
*b) Legal, mail addresses, contact telephones of the person authorized to receive indicated money on the bonds.*
*c) Tax status of the person authorized to receive the settlement money and other incomes on the Bonds (the resident, non-resident with constant representation in Russian Federation, non-resident without constant representation in Russian Federation);*

*d) Requisites of the bank account of the person authorized to receive indicated money on the bonds. The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement. Non-granting of a written request by the bond holder for its settlement in the established period of settlement of the bonds does not release the emitter of the obligation of settlement of the bonds in limitation period, established by the current legislation of Russian Federation.*

*Information on settlement of the bonds payment agent.*

*The complete company name of the legal entity: the closed joint-stock company " the Investment company " Elemte ".*
*Short company name: ZAO IC " Elemte "*
*Location: Kazan, Republic of Tatarstan.*
*Mail address: 3,Rahmatullina str., Kazan, 420503. p.o. 258*
*Contact telephones: (8432) 64-26-12, 64-41-20.*
*License № 000-02242-111400 dated from November 01, 1999, is given by a Federal commission of the equity market of Russian Federation.*
*- Settlement period of the bonds.*
*Starting date of the issued bonds settlement: February 02, 2004.*
*End date of the issued bonds settlement: March 31, 2004.*

*- Opportunity and conditions of advance settlement of the bonds.*
*The advance settlement of the issued bonds is made only in the form of reception of unscheduled access to a telephone network equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the emitter of the bonds.*
*- Period of advance settlement of the bonds.*
*Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue.*
*End date of advance settlement of the issued bonds: January 26, 2004.*

*- Terms of advance settlement of the bonds.*
*Terms of advance settlement of the bond is a technical availability of installation the telephone to the address of bond holder by unscheduled access to a telephone network.*
*The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a telephone to any sales point of securities at these addresses*
*11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;*
*28A, Garifianova st., Kazan Tel: (8432) 35-35-76;*
*55 E, N. Ershova st., Kazan, д. Tel: (8432) 76-50-62;*
*187, Vosstania st., Tel: (8432) 41-15-11;*
*the technical opportunity of telephone installation is defined by the emitter within 10 (Ten) days from the date of submission of the application; the results of the technical availability check are marked on the application sent by the bond holder. Technical availability means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.*
*Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the emitter of the bond and holder of the bond at the address indicated by the holder of the bond.*
*The advance settlement of the issued bonds in the money form is not stipulated. The holder of the bond does not pay for the agreement on rendering telephone services in case of settlement of the bond by granting unscheduled access to a telephone network.*

*3. To ratify the transaction on granting the guarantees by the Closed joint-stock company "Investment company "Elemte " at the amount of 4 896 000 rbl. on issuing telephone loan series 06 bonds by Open joint-stock company "Kazan GTS".*
*4. To ratify the decision on issue nominal telephone loan non-documentary series 06 bonds*

*Results of voting: on items 1,2, 4 - unanimously, on item 3 A. M. Fahriev did not participate in voting 6 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.*

Date of occurrence of the fact (event, action): *11.04.2002*
Code: *1155110D11042002*

*Type of securities: The nominal documentary coupon series 05 bond, coupon 7, tranche 3*
*Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 10.04.2002*
*Date of coupon income payment: 11.04.2002*
*Size of interest charged on one bond: 22,2 % annual.*
*Total of the bonds of one tranche, on which the income is charged: 100 000 pieces*
*Type of payment: money*

Date of occurrence of the fact (event, action): *10.04.2002*
Code: *1555110D10042002*

*Types of securities: The nominal documentary coupon series 05 bond, coupon 7, tranche 3*
*Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 10.04.2002*
Date of occurrence of the fact (event, action): *5.04.2002*
Code: *0455110D05042002*

*The name, place and mail address of the legal entity: ZAO "IC "Elemte", 3, Rahmatullina Str., Kazan, 420503, Tatarstan*
*Share of the emitter in the charter capital of the legal entity:*
*- Before change –32, 86 %*
*- After change – 23,89 %.*
*The date, when the change in charter capital took place: 05.04.2002.*
Date of occurrence of the fact (event, action): *17.04.2002*
Code: *1355110D17042002*

*April 15, 2002 the board of directors of OAO "Kazan GTS" has decided:*
*1. To ratify the decision on accommodation of OAO "Kazan GTS" nominal non- documentary telephone loan coupon series 07 bonds with the following conditions of the issue:*
*- Nominal non-documentary telephone loan bonds;*
*- Series 07;*
*- Total of the bonds - 1600 (one thousand six hundred) pieces.*
*Nominal value of each issued bond - 3000 (three thousand) rbl.;*
*- Total nominal value of the issue - 4 800 000 (four million eight hundred thousand) rbl.;*
*- Method of accommodation - closed subscription;*
*- Term of accommodation of the issued bonds:*
*Accommodation of the bonds begins on the first calendar day following the day of the state registration of the bonds issue.*
*The end date of the bonds accommodation is the date of accommodation of the last bond, but not later than one year from the moment of the ratification of the decision on issue of securities.*
*- The purchaser of all bonds of the issue is the state unitary enterprise " Postal service " Tatarstan pochtasy ". Mail address: GUP UPS " Tatarstan pochtasy ": 3, Rahmatullina Str., Kazan, 420111, Republic of Tatarstan, Russia, 420111, INN 1654032676.*
*- Order of the bonds accommodation:*
*Accommodation of the bonds is carried out on the basis of the bonds sale and purchase agreements concluded by the emitter with the state unitary enterprise " Postal service" "Tatarstan pochtasy". The contract on purchase of the bonds can be concluded from the date of a beginning of securities accommodation to the end date of securities accommodation. The contract on purchase of the issued*

*securities is concluded as follows: the state unitary enterprise " Postal service" "Tatarstan pochtasy" and the emitter make a complete text of the agreement and simultaneously sign it by their authorized persons.*
*- The price of accommodation of each bond of the issue is established at 3000 (three thousand) roubles.*
*- Order of payment for the bonds:*
*Securities are paid for with money.*

*Conditions and order of payment for the bonds of the issue by money:*

*The method of payments - non-cash in Russian roubles.*
*Periodicity of payments - unitary. The installment plan is not stipulated.*
*Money are to be transferred to GUP UPS " Postal service "Tatarstan pochtasy " to the account of the emitter № 40702810500020001670 in " Joint-stock commercial bank " AK BARS ", corresponding account № 30101810000000000805, BIK 049205805.*

*- Form of settlement of the bonds.*
*The settlement of the bonds of the issue is made to the holders of the bonds being those as of date of drawing up the list of the bonds - 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.*
*The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping of the register between the emitter and register keeper.*
*The settlement of the issued bonds occurs in order of incoming written requests. The holder of the bond for its settlement directs a written request to the payment agent location.*
*The written request of the holder on settlement of the issued bonds must contain:*
*a) Quantity of the bonds and requisites of the issued bonds, belonging to the holder, on which money payments are made;*
*b) Legal, mail addresses, contact telephones of the person authorized to receive indicated money on the bonds.*
*c) Tax status of the person authorized to receive the settlement money and other incomes on the Bonds (the resident, non-resident with constant representation in Russian Federation, non-resident without constant representation in Russian Federation);*
*d) Requisites of the bank account of the person authorized to receive indicated money on the bonds.*
*Settlement f the bond is made by paying the nominal value of the bond. Currency of payment is Russian rouble. The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement.*
*Non-granting of a written request by the bond holder for its settlement in the established period of settlement of the bonds does not release the emitter of the obligation of settlement of the bonds in limitation period, established by the current legislation of Russian Federation.*

*Information on settlement of the bonds payment agent.*

*The complete company name of the legal entity: the closed joint-stock company " the Investment company " Elemte ".*
*Short company name: ZAO IC " Elemte "*
*Location: Kazan, Republic of Tatarstan.*
*Mail address: 3,Rahmatullina str., Kazan, 420503. p.o. 258*
*Contact telephones: (8432) 64-26-12, 64-41-20.*
*License № 000-02242-111400 dated from November 01, 1999, is given by a Federal commission of the equity market of Russian Federation.*
*- Settlement period of the bonds.*
*Starting date of the issued bonds settlement: April 01, 2004.*
*End date of the issued bonds settlement: April 30, 2004.*

*- Opportunity and conditions of advance settlement of the bonds.*

*The advance settlement of the issued bonds is made only in the form of reception of unscheduled access to a telephone network equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the emitter of the bonds.*
*- Period of advance settlement of the bonds.*
*Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue.*
*End date of advance settlement of the issued bonds: March 1, 2004.*

*- Terms of advance settlement of the bonds.*
*Terms of advance settlement of the bond is a technical availability of installation the telephone to the address of bond holder by unscheduled access to a telephone network.*
*The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a telephone to any sales point of securities at these addresses*
*11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;*
*28A, Garifianova st., Kazan Tel: (8432) 35-35-76;*
*55 E, N. Ershova st., Kazan, д. Tel: (8432) 76-50-62;*
*187, Vosstania st., Tel: (8432) 41-15-11;*
*the technical opportunity of telephone installation is defined by the emitter within 10 (Ten) days from the date of submission of the application; the results of the technical availability check are marked on the application sent by the bond holder. Technical availability means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.*
*Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the emitter of the bond and holder of the bond at the address indicated by the holder of the bond.*
*The advance settlement of the issued bonds in the money form is not stipulated. The holder of the bond does not pay for the agreement on rendering telephone services in case of settlement of the bond by granting unscheduled access to a telephone network.*
*2. To entrust ZAO IC "Elemte"as the general agent of registration of the issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 07 bonds .*
*3. To ratify the transaction on granting the guarantees by the Closed joint-stock company "Investment company "Elemte " at the amount of 4 896 000 rbl. on issuing telephone loan series 07 bonds by Open joint-stock company "Kazan GTS".*
*4. To ratify the decision on issue nominal telephone loan non-documentary series 07 bonds*

*Results of voting: on items 1,2, 4 - unanimously, on item 3 A. M. Fahriev did not participate in voting 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.*

Date of occurrence of the fact (event, action): ***11.05.2002***
Code: ***1355110D11052002***
*May 8, 2002 OAO "Kazan GTS" board of directors has accepted the decision on recommendation of the size of the shares dividends for 2001: it is offered to pay under the common shares - 22,3 % of nominal value, preferred dividend - 111,5 % of nominal value.*
*5 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.*
Date of occurrence of the fact (event, action): ***22.05.2002***
Code: ***1555110D22052002***

*Type of securities: The nominal documentary coupon series B to bearer bond, coupon 2,*
*Date of drawing up the list of bondholders, having the right to receive coupon income: 22.05.2002*

**Date of occurrence of the fact (event, action):** *19.05.2002*
**Code:** *1555110D19052002*
*Type of securities: The nominal documentary coupon series A to bearer bond, coupon 8, tranche 1*

*Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 19.05.2002*

Date of occurrence of the fact (event, action): *20.05.2002*
Code: *1155110D20052002*
*Type of securities: The nominal documentary coupon series A to bearer bond, coupon 8, tranche 1*
*Date of charging the income under the bonds: the list is drawn up as of 19.05.2002*
*Date of coupon income payment: 20.05.2002*
*Size of interest charged on one bond: 22,2 % annual.*
*Total of the bonds of one tranche, on which the income is charged: 100 000 pieces*
*Type of payment: money*

**Date of occurrence of the fact (event, action):** *20.05.2002*
**Code:** *1455110D20052002*
*Type of securities to be settled: The nominal documentary coupon series A to bearer bond, tranche 1*
*Date of settlement: 20.05.2002*
*Total of the bonds of one tranche, to be settled: 100 000 pieces*
*The order, conditions, maturity of the bonds: the settlement of the bonds is carried out for the benefit of the bonds holders of the corresponding tranche, being those as of 13.00 Moscow time of working day previous to date of bonds settlement. The settlement of the bonds is carried out by the emitter through the payment agent – ZAO IC "Elemte". The settlement of the bonds is carried out in the money form as a nominal value of the bonds. The date of coupon 8 income payment coincides with date of settlement of the bonds of the respective tranche.*

**Date of occurrence of the fact (event, action):** *21.05.2002*
**Code:** *1355110D21052002*
*May 17, 2002 OAO "Kazan GTS" board of directors has accepted the following decisions:*
*1. To ratify the decision on issue nominal telephone loan non-documentary series 06 bonds*
*2. To ratify the decision on issue nominal telephone loan non-documentary series 07 bonds*

*Decision is accepted unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.*

**Date of occurrence of the fact (event, action):** *28.05.2002*
**Code:** *0455110D28052002*

*The name, place and mail address of the legal entity: Closed JSC "First leasing company", 2/43, Uhtomskogo Str., Kazan, 420111, Tatarstan*
*Share of the emitter in the charter capital of the legal entity:*
*- Before change – 0 %*
*- After change – 50 %*
*The date, when the change in charter capital took place: 28.05.2002*

**Date of occurrence of the fact (event, action):** *3.06.2002*
**Code:** *1155110D03062002*
*Type of securities: The nominal documentary coupon series B to bearer bond, coupon 2*
*Date of charging the income under the bonds: the list is drawn up as of 22.05.2002*
*Date of coupon income payment: 3.06.2002*
*Size of interest charged on one bond: 21,25 % annual.*
*Total of the bonds of one tranche, on which the income is charged: 300 000 pieces*
*Type of payment: money*

**Date of occurrence of the fact (event, action):** *29.05.2002*
**Code:** *0455110D29052002*

*The name, place and mail address of the legal entity:Kazan joint-stock insurance company "Garant", 56, Levobulachnaya Str., Kazan, 420021, Tatarstan*
*Share of the emitter in the charter capital of the legal entity:*
*- Before change – 0 %*
*- After change – 10 %*
*The date, when the change in charter capital took place: 29.05.2002*

**Date of occurrence of the fact (event, action):** *12.06.2002*
**Code:** *1255110D12062002*

*Type of the meeting: annual general meeting of shareholders.*
*The form the meeting: joint presence of the shareholders for discussion of the agenda items and ratification of the decisions on issues voted, with a preliminary direction of the reports for voting before realization of general meeting of the shareholders.*
*Date of the meeting: May 31, 2002.*
*Place of the meeting: 55 E, Yershova str., Kazan, assembly hall.*
*Quorum of the meeting: shareholders possessing in aggregate 33 881 886 placed voting shares, were present; that makes 79 % from the placed voting shares of the Company.*

*Results of voting on the agenda of annual general meeting of the shareholders:*

*On the first item of the agenda " the Procedural questions " 100 % of the placed voting shares, which holders are registered at the meeting voted " FOR ". The decision is accepted unanimously.*

*On the second item of the agenda " Ratification of the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2001 " 33 829 786 votes, that makes 99,85 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST" - none; "Abstaied " - 1600 votes, that makes 0,00 % of the voting shares of company, which holders are registered at the meeting.*

*Accepted decision: "to approve t he annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2001 "*
*On item 2.1 of the second question of the agenda " Ratification of the distribution of the profit plan for 2002 " 32 929 486 votes, that makes 97,19 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST" - none; "Abstaied " - 901 900 votes, that makes 2,66 % of the voting shares of company, which holders are registered at the meeting.*
*Accepted decision: "to approve t he distribution of the profit plan for 2002: accumulation fund – 75%, to cover losses - 15%, retained profit – 10%"*

*On the third item of the agenda " Ratification of the board of directors plan on payment of dividends for 2001" 33 871 186 votes, that makes 99.97 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST" - 300 votes, that makes 0 % of the voting shares of company, which holders are registered at the meeting; "Abstaied " - 1400 votes, that makes 0 % of the voting shares of company, which holders are registered at the meeting.*

*The decision: to pay the dividends for 2000 as follows:*
*- Common shares - 22,3% % of nominal value;*
- *Preferred shares - 111,5% of nominal value.*

*On the fourth item of the agenda "Ratification of OAO "Kazan GTS" auditor*
*- 33 870 486 votes, that makes 99.97 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST" - none; "Abstaied " - 2 400 votes, that makes 0 % of the voting shares of company, which holders are registered at the meeting.*

*The decision: to choose audit-consulting company "Audex" as auditor of OAO "Kazan GTS".*

*On the fifth item of the agenda " Election of board of directors of OAO "Kazan GTS"*
*R. R. Garifullin - 33 834 386 votes, that makes 33,29 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*A. M. Fahriev- 33 855 586 votes, that makes 33,31 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*L.V. Tugaeva - 33 867 186 votes, that makes 33,32 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*

*The decision: to approve the board of directors of OAO "Kazan GTS" as follows: R. R. Garifullin, A. M. Fahriev, L.V. Tugaeva.*

*Note: According to the order of the President of Republic Tatarstan from 16.01.2002 № 17 and 23.03.2002 № 34 the following representatives of the state are appointed in bodies of management (board of directors) of OAO "Kazan GTS":*

1. *Rinat G. Zalyalov - minister of communication of RT*
2. *Elena I. Hamzina - deputy minister of communication of RT*
3. *Yuri N Bagrov - chief reviewer of RT Cabinet*
4. *Mihail M. Lampasov - head of RT Ministry of land and property department .*

*On the sixth item of the agenda "Election of an auditing commission of the Company " L.V. Chachkova - 33 849 986 votes, that makes 99,90 %of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST" - 1500 votes, that makes 0 % of the voting shares of company, which holders are registered at the meeting; "Abstaied " – none*

*Accepted decision : to choose L.V. Chachkova as a member of auditing commission of OAO "Kazan GTS"*

*Note: According to the order of the President of Republic Tatarstan from 26.01.2002 № 1 the following representatives of the state are appointed in an auditing commission of OAO "Kazan GTS"*
*Vadim P. Saveliev - chairman of RT State Land and Property Relations department*
*Natalia V. Hvaleva - chief of a department of RT Ministry of Communications.*

*On the seventh item of the agenda: "Ratification of a new version of Charter and internal rules, regulating activity of OAO " Kazan GTS " according to the Federal law " On modification and additions to the Federal law "On About joint-stock companies" 33 870 786 votes, that makes 99,97% of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST"- none; "Abstaied " – 2100 votes, that makes 0 % of the voting shares of company, which holders are registered at the meeting.*

*Accepted decision: "to approve the new version of Charter and interna lrules, regulating activity of OAO " Kazan GTS " according to the Federal law " On modification and additions to the Federal law "On About joint-stock companies"*
*On the eighth item of the agenda: "Ratification of bargain with self - interest" Federal law " On modification and additions to the Federal law "On About joint-stock companies" 32 961 386 votes, that makes 97,28 % of the voting shares of company, which holders are registered at the meeting has voted " FOR ".*
*"AGAINST"- 6 200 votes, that makes 0.02 % of the voting shares of company, which holders are registered at the meeting; "Abstaied " – 905 300 votes, that makes 2.67 % of the voting shares of company, which holders are registered at the meeting.*
*Accepted decision: approve the bargain on purchasing of OAO " Kazan GTS "telephone loan series 08 bonds by ZAO IC "Elemte".*

**Date of occurrence of the fact (event, action):** *31.05.2002*

*The name, place and mail address of the legal entity: JSC ICB "Tatfondbank", 2/43, Uhtomskogo Str., Kazan, 420111, Tatarstan*
*Share of the legal entity in the charter capital of the emitter:*
*- Before change – 0.13 %*
*- After change – 14.93 %*
*The date, when the change in charter capital took place: 11.06.2002*

**47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.**
*In the report for II quarter not presented.*

The amount of Issuer's assets on the end date of prior to the reported quarter : ***698 279 thousand roubles***
The amount of assets of the Issuer on the end date of the reported quarter: ***747 513 thousand roubles***

**48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.**
*not presented*

profit (losses) of the issuer for the quarter prior the reported one: ***10 634 thousand roubles***
profit (losses) of the issuer for the reported quarter: ***12 257 thousand roubles***

02 OCT 22 ... 9:21

УТВЕРЖДЕН
Совет директоров Открытого акционерного общества "Казанская городская телефонная сеть"
Протокол № 5 от 07.08.2002
Председатель совета директоров , министр связи Республики Татарстан Залялов Р.Г.

___________
(подпись)

М.П.

# Е Ж Е К В А Р Т А Л Ь Н Ы Й О Т Ч Е Т

## ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

## за: II квартал 2002 г

***Открытое акционерное общество "Казанская городская телефонная сеть"***

***Код эмитента: 55110-D***

***Место нахождения: Республика Татарстан***
***Почтовый адрес: 420061 , г.Казань ул.Н.Ершова 55-е***

***Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах***

Генеральный директор Фахриев А.М. _______________
(подпись)

Главный бухгалтер Тюгаева Л.В. _______________
(подпись)

6.08.2002

(М.П.)

Контактное лицо: *Ахмадуллина Эльвира Равилевна*
*инженер по работе с ценными бумагами*
Тел.: *( 8432) 72-63-93* Факс: *(8432) 72-23 -21*
Адрес электронной почты: *elia@gts .kazan. su*

# Изменения в ежеквартальном отчете за 2 квартал 2002 года.

## А. Данные об эмитенте

Лицензии:

Номер: *20873*
Дата выдачи: *7.02.2002*
Срок действия: *до 7.02.2007*
Орган, выдавший лицензию: ***Министерство Российской Федерации по связи и информатизации***
Виды деятельности: ***предоставление в аренду каналов связи***

Номер: *21319*
Дата выдачи: *1.03.2002*
Срок действия: *до 1.03.2012*
Орган, выдавший лицензию: ***Министерство Российской Федерации по связи и информатизации***
Виды деятельности: ***предоставление услуг местной телефонной связи***

Номер: *20919*
Дата выдачи: *7.02.2002*
Срок действия: *до 7.02.2007*
Орган, выдавший лицензию: ***Министерство Российской Федерации по связи и информатизации***
Виды деятельности: ***предоставление услуг передачи данных***

Номер: *20953*
Дата выдачи: *7.02.2002*
Срок действия: *до 7.02.2007*
Орган, выдавший лицензию: ***Министерство Российской Федерации по связи и информатизации***
Виды деятельности: ***предоставление услуг телематических служб***

**14. Отраслевая принадлежность эмитента.**

Коды ОКОНХ: ***83000, , 91514***

**19. Участники эмитента.**

Общее количество акционеров (участников): ***2 134***

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента:

19.2 Наименование: ***ОАО Акционерный Инвестиционный Коммерческий Банк "Татфондбанк"***

Место нахождения: ***Республика Татарстан***

Почтовый адрес: ***420111 г.Казань ул. Ухтомского 2/43***

Доля в уставном капитале эмитента: ***14.92 %***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

***таких лиц нет***

19.3 Наименование: ***ЗАО "Депозитарно-клиринговая компания"***

Место нахождения: ***103064 , г.Москва , ул.Старая Басманная 14/2 стр.4***

Почтовый адрес: ***103064 , г.Москва , ул.Старая Басманная 14/2 стр.4***

Доля в уставном капитале эмитента: ***11.16 % (номинальный держатель)***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

***таких лиц нет***

19.4 Наименование: ***ЗАО Инвестиционная компания "Элемтэ"***

Место нахождения: ***Республика Татарстан***

Почтовый адрес: ***420503 г.Казань, ул.Рахматуллина д.3***

Доля в уставном капитале эмитента: ***9.26 %***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

***таких лиц нет***

19.5 Наименование: ***ООО "Унистрой"***

Место нахождения: ***Республика Татарстан***

Почтовый адрес: ***420029, г.Казань ул.Журналистов д.62***

Доля в уставном капитале эмитента: ***5.56 %***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

19.5.1 ***Гильфанов Рашид акрамович***

Доля в уставном капитале акционера (участника) эмитента: ***35 %***

19.5.2 ***Низамова Сайдабану Низамовна***

Доля в уставном капитале акционера (участника) эмитента: ***30 %***

**21. Члены совета директоров (наблюдательного совета) эмитента.**

***Лампасов Михаил Михайлович***

Год рождения: ***1962***

Должности за последние 5 лет:

Период: ***1998 - 2001***

Организация: ***Госкомимущество РТ***

Сфера деятельности: ***государственная служба***

Должность: ***главный специалист***

Период: ***2001 - наст. время***

Организация: ***Министерство земельных и имущественных отношений Республики Татарстан***
Сфера деятельности: ***государственная служба***
Должность: ***начальник отдела приватизации и реформирования ГУПов***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

**22.Коллегиальный орган управления эмитента и должностные лица управляющего эмитента.**

***Хаджиев Валерий Акабирович***
Год рождения: ***1960***

Должности за последние 5 лет:
Период: ***1998 - 1999***
Организация: ***Спасский районный узел связи Минсвязи РТ***
Сфера деятельности: ***связь***
Должность: ***начальник***

Период: ***1999 - 2001***
Организация: ***Министерство связи РТ***
Сфера деятельности: ***связь***
Должность: ***заместитель министра по развитию и прогнозированию***

Период: ***2001 - 2002***
Организация: ***ЗАО "Стелс"***
Сфера деятельности: ***связь***
Должность: ***генеральный директор***

Период: ***2002 - наст. время***
Организация: ***ОАО "Казанская ГТС"***
Сфера деятельности: ***связь***
Должность: ***первый заместитель генерального директора***

Доля в уставном капитале эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
***долей не имеет***

Вознаграждения, выплаченные за отчетный квартал:
***Данная информация является конфиденциальной***

***Хакимуллин Ильхам Ильфарович***
Год рождения: ***1966***

Должности за последние 5 лет:
Период: ***1998 - 1999***

*- Номинальная стоимость каждой облигации выпуска - 3000 (Три тысячи) руб.;*
*- Общая номинальная стоимость выпуска - 4 800 000 (Четыре миллиона восемьсот тысяч) руб.;*
*- Способ размещения - закрытая подписка;*
*- Срок размещения облигаций выпуска:*
*размещение облигаций выпуска начинается в первый календарный день, следующий за днем государственной регистрации выпуска облигаций.*
*Датой окончания размещения облигаций выпуска является дата размещения последней облигации, но не позднее одного года с момента утверждения решения о выпуске ценных бумаг.*
*- Приобретателем всех облигаций выпуска является государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы". Почтовый адрес ГУП УПС "Татарстан почтасы": 420111, Россия, Республика Татарстан, г. Казань, ул. Рахматуллина, д.3. ИНН 1654032676.*
*- Порядок размещения облигаций:*
*Размещение облигаций осуществляется на основании договора купли - продажи облигаций, заключаемых эмитентом с государственным унитарным предприятием "Управление почтовой связи "Татарстан почтасы".*
*Договор купли-продажи облигаций может быть заключен в срок с даты начала размещения ценных бумаг до даты окончания размещения ценных бумаг выпуска.*
*Договор купли-продажи ценных бумаг выпуска заключается следующим образом: государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы" и эмитент составляют полный текст договора и одновременно подписывают его уполномоченными лицами.*
*- Цена размещения каждой облигации выпуска устанавливается в размере 3000 (Три тысячи) рублей.*
*- порядок оплаты облигаций:*
*При приобретении ценных бумаг выпуска форма оплаты предусмотрена только денежными средствами.*
*Условия и порядок оплаты облигаций:*
*Форма расчетов - безналичная в российских рублях. Периодичность платежей - однократно. Рассрочка при оплате облигаций денежными средствами не предусмотрена.*
*При оплате облигаций денежные средства перечисляются ГУП "Управление почтовой связи "Татарстан почтасы" на расчетный счет эмитента № 40702810500020001670 в открытом акционерном обществе "Акционерный коммерческий банк "АК БАРС", корреспондентский счет № 30101810000000000805, БИК 049205805.*
*- Форма погашения облигаций.*
*Погашение облигаций выпуска производится владельцам облигаций, являющимися таковыми по состоянию на дату составления списка владельцев облигаций - на 18.00 часов московского времени дня, предшествующему 3-му (третьему) рабочему дню до даты начала погашения облигаций.*
*Список владельцев облигаций выпуска составляется профессиональным участником рынка ценных бумаг, имеющим лицензию на ведение реестра владельцев ценных бумаг (реестродержатель), на основании договора о ведении реестра между эмитентом и реестродержателем.*
*Погашение облигаций выпуска происходит в порядке очередности поступивших письменных требований. Владелец облигации для ее погашения направляет письменное требование по месту нахождения платежного агента.*
*Письменное требование владельца на погашение облигаций выпуска должно содержать:*
*а) количество облигаций и реквизиты выпуска принадлежащих владельцу облигаций, по которым осуществляются денежные выплаты;*
*б) юридический, почтовый адреса, контактные телефоны лица, уполномоченного получать указанные суммы по облигациям;*

*в) налоговый статус лица, уполномоченного получать суммы погашения и иных доходов по Облигациям (резидент, нерезидент с постоянным представительством в РФ, нерезидент без постоянного представительства в РФ);*
*г) реквизиты банковского счета лица, уполномоченного получать указанные суммы по облигациям.*
*Выплата денежных средств при погашении облигаций производится платежным агентом в безналичном порядке в течение 10 (десяти) дней с даты предоставления владельцем облигации письменного требования на ее погашение.*
*Непредставление письменного требования владельцем облигации на ее погашение в установленный период погашения облигаций не освобождает эмитента от обязательства погашения облигаций в сроки исковой давности, установленные действующим законодательством РФ.*
*Сведения о платежном агенте по погашению облигаций.*

*Полное фирменное наименование юридического лица: закрытое акционерное общество "Инвестиционная компания "Элемтэ".*
*Сокращенное фирменное наименование: ЗАО ИК "Элемтэ"*
*Место нахождения: Республика Татарстан, г. Казань.*
*Почтовый адрес: 420503, а/я 258, г. Казань, ул. Рахматуллина, д.3.*
*Контактные телефоны: (8432) 64-26-12, 64-41-20.*
*Лицензия № 000-02242-111400 от 01 ноября 1999 года, выдана Федеральной комиссией по рынку ценных бумаг РФ.*

*- Срок погашения облигаций.*
*Дата начала погашения облигаций выпуска: 02 февраля 2004 года.*
*Дата окончания погашения облигаций выпуска: 31 марта 2004 года.*
*- Возможность и условия досрочного погашения облигаций.*

*Досрочное погашение облигаций выпуска производится только в форме получения внеочередного доступа к телефонной сети, равного номинальной стоимости облигации. Внеочередной доступ к телефонной сети предоставляется эмитентом облигаций.*
*- Срок досрочного погашения облигаций.*
*Дата начала досрочного погашения облигаций выпуска: со следующего рабочего дня после дня государственной регистрации отчета об итогах выпуска ценных бумаг.*
*Дата окончания досрочного погашения облигаций выпуска: 26 января 2004 года.*

*- Условия досрочного погашения облигаций.*
*Условием досрочного погашения облигации является наличие технической возможности установки телефона по адресу владельца облигации путем внеочередного доступа к телефонной сети.*
*Реализация права на внеочередное предоставление доступа к телефонной сети путем заключения договора на оказание услуг телефонной связи осуществляется в следующем порядке:*
*- покупатель (владелец) облигациии подает заявление на проверку технической возможности установки телефона на любой пункт продажи ценных бумаг ЗАО "ИК "Элемтэ" по нижеследующим адресам:*
*г. Казань, ул. Татарстан, д. 11 тел: (8432) 93-04-21;*
*г. Казань, ул. Гарифьянова, д. 28 А тел: (8432) 35-35-76;*
*г. Казань, ул. Н. Ершова, д. 55 Е тел: (8432) 76-50-62;*
*г. Казань, ул. Восстания, д. 187, тел: (8432) 41-15-11;*
*- техническая возможность установки телефона определяется эмитентом в течение 10 (Десяти) дней со дня подачи заявления;*
*- результаты проверки наличия технической возможности отмечаются на поданном владельцем облигации заявлении. Наличие технической возможности означает право*

*для владельца (покупателя) облигации заключить договор на оказание услуг телефонной связи по заявленному адресу.*
*Датой досрочного погашения облигации является дата заключения договора об оказании услуг телефонной связи между эмитентом облигации и владельцем облигации по указанному владельцем облигации адресу.*
*Досрочное погашение облигаций выпуска в денежной форме не предусмотрено. Владелец облигации не оплачивает договор на оказание услуг телефонной связи в случае погашения облигации путем предоставления внеочередного доступа к телефонной сети.*

*3. Одобрить заключение сделки по предоставлению Закрытым акционерным обществом "Инвестиционная компания "Элемтэ" поручительства в размере 4 896 000 руб. по выпуску Открытым акционерным обществом "Казанская городская телефонная сеть" облигаций телефонного займа серии 06.*
*4. Утвердить решение о выпуске именных бездокументарных облигаций телефонного займа серии 06.*

*Результаты голосования: по вопросам 1,2, 4 - единогласно, по 3 вопросу в голосовании не участвует Фахриев А.М.*
*На заседании присутствовало 6 членов совета директоров, кворум для принятия решения имеется.*

Дата появления факта (события, действия): ***11.04.2002***
Код: ***1155110D11042002***

***Вид ценных бумаг : именная документарная процентная облигация , серия 05 , купон 7 , транш 3***
***Дата начисления купонного дохода по облигациям : список составлен по состоянию на 13.00***
***часов по московскому времени 10.04.2002.***
***Дата выплаты купонного дохода : 11.04.2002***
***Размер процентов, начисленных на одну облигацию : 22,2 % годовых.***
***Общее количество облигаций одного транша, по которым начислен купонный доход : 100 000 штук***
***Форма выплаты купонного дохода : денежные средства.***

Дата появления факта (события, действия): ***10.04.2002***
Код: ***1555110D10042002***

***Вид ценных бумаг: именная документарная процентная облигация, серия 05, купон 7, транш 3***
***Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 10.04.2002 .***

Дата появления факта (события, действия): ***5.04.2002***

Код: *0455110D05042002*

***Наименование, место нахождения и почтовый адрес юридического лица:***
***ЗАО ИК "Элемтэ", Республика Татарстан, 420503, г.Казань ул.Рахматуллина д.3.***
***Доля эмитента в уставном капитале юридического лица:***
***- до изменения - 32, 86 %***
***- после изменения - 23,89 %.***
***Дата , с которой произошло изменение доли в уставном капитале : 05.04.2002 г.***

Дата появления факта (события, действия): ***17.04.2002***
Код: *1355110D17042002*

***15 апреля 2002 года Совет директоров общества принял следующие***
***Решения:***
***1. Утвердить решение о размещении именных бездокументарных облигаций телефонного займа серии 07 ОАО "Казанская ГТС" со следующими условиями выпуска:***
***- Именные бездокументарные облигации телефонного займа;***
***- Серия 07;***
***- Общее количество облигаций - 1600 (Одна тысяча шестьсот) шт.***
***- Номинальная стоимость каждой облигации выпуска - 3000 (Три тысячи) руб.;***
***- Общая номинальная стоимость выпуска - 4 800 000 (Четыре миллиона восемьсот тысяч) руб.;***
***- Способ размещения - закрытая подписка;***
***- Срок размещения облигаций выпуска:***
***Размещение облигаций выпуска начинается в первый календарный день, следующий за днем государственной регистрации выпуска облигаций;***
***датой окончания размещения облигаций выпуска является дата размещения последней облигации, но не позднее одного года с момента утверждения решения о выпуске ценных бумаг.***
***- Приобретателем всех облигаций выпуска является государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы". Почтовый адрес ГУП УПС "Татарстан почтасы": 420111, Россия, Республика Татарстан, г. Казань, ул. Рахматуллина, д.3. ИНН 1654032676.***
***- Порядок размещения облигаций:***
***Размещение облигаций осуществляется на основании договора купли - продажи облигаций, заключаемых эмитентом с государственным унитарным предприятием "Управление почтовой связи "Татарстан почтасы".***
***Договор купли-продажи облигаций может быть заключен в срок с даты начала размещения ценных бумаг до даты окончания размещения ценных бумаг выпуска.***
***Договор купли-продажи ценных бумаг выпуска заключается следующим образом: государственное унитарное предприятие "Управление почтовой связи "Татарстан почтасы" и эмитент составляют полный текст договора и одновременно подписывают его уполномоченными лицами.***
***- Цена размещения каждой облигации выпуска устанавливается в размере 3000 (Три тысячи) рублей.***
***- порядок оплаты облигаций:***
***При приобретении ценных бумаг выпуска форма оплаты предусмотрена только денежными средствами.***
***Условия и порядок оплаты облигаций:***
***Форма расчетов - безналичная в российских рублях. Периодичность платежей - однократно. Рассрочка при оплате облигаций денежными средствами не***

*предусмотрена.*
*При оплате облигаций денежные средства перечисляются ГУП "Управление почтовой связи "Татарстан почтасы" на расчетный счет эмитента № 40702810500020001670 в открытом акционерном обществе "Акционерный коммерческий банк "АК БАРС", корреспондентский счет № 30101810000000000805, БИК 049205805.*
*- Форма погашения облигаций.*
*Погашение облигаций выпуска производится владельцам облигаций, являющимися таковыми по состоянию на дату составления списка владельцев облигаций - на 18.00 часов московского времени дня, предшествующему 3-му (третьему) рабочему дню до даты начала погашения облигаций.*
*Список владельцев облигаций выпуска составляется профессиональным участником рынка ценных бумаг, имеющим лицензию на ведение реестра владельцев ценных бумаг (реестродержатель), на основании договора о ведении реестра между эмитентом и реестродержателем.*
*Погашение облигаций выпуска происходит в порядке очередности поступивших письменных требований. Владелец облигации для ее погашения направляет письменное требование по месту нахождения платежного агента.*
*Письменное требование владельца на погашение облигаций выпуска должно содержать:*
*а) количество облигаций и реквизиты выпуска принадлежащих владельцу облигаций, по которым осуществляются денежные выплаты;*
*б) юридический, почтовый адреса, контактные телефоны лица, уполномоченного получать указанные суммы по облигациям;*
*в) налоговый статус лица, уполномоченного получать суммы погашения и иных доходов по Облигациям (резидент, нерезидент с постоянным представительством в РФ, нерезидент без постоянного представительства в РФ);*
*г) реквизиты банковского счета лица, уполномоченного получать указанные суммы по облигациям.*

*Погашение облигаций выпуска происходит путем выплаты номинальной стоимости облигации. Валюта погашения облигаций - российский рубль. Выплата денежных средств при погашении облигаций производится платежным агентом в безналичном порядке в течение 10 (десяти) дней с даты предоставления владельцем облигации письменного требования на ее погашение.*
*Непредставление письменного требования владельцем облигации на ее погашение в установленный период погашения облигаций не освобождает эмитента от обязательства погашения облигаций в сроки исковой давности, установленные действующим законодательством РФ.*
*Сведения о платежном агенте по погашению облигаций.*

*Полное фирменное наименование юридического лица: закрытое акционерное общество "Инвестиционная компания "Элемтэ".*
*Сокращенное фирменное наименование: ЗАО ИК "Элемтэ"*
*Место нахождения: Республика Татарстан, г. Казань.*
*Почтовый адрес: 420503, а/я 258, г. Казань, ул. Рахматуллина, д.3.*
*Контактные телефоны: (8432) 64-26-12, 64-41-20.*
*Лицензия № 000-02242-111400 от 01 ноября 1999 года, выдана Федеральной комиссией по рынку ценных бумаг РФ.*
*- Срок погашения облигаций.*
*Дата начала погашения облигаций выпуска: 01 апреля 2004 года.*
*Дата окончания погашения облигаций выпуска: 30 апреля 2004 года.*
*- Возможность и условия досрочного погашения облигаций.*
*Досрочное погашение облигаций выпуска производится только в форме получения внеочередного доступа к телефонной сети, равного номинальной стоимости облигации. Внеочередной доступ к телефонной сети предоставляется эмитентом облигаций.*

*- Срок досрочного погашения облигаций.*
*Дата начала досрочного погашения облигаций выпуска: со следующего рабочего дня после дня государственной регистрации отчета об итогах выпуска ценных бумаг.*
*Дата окончания досрочного погашения облигаций выпуска: 01 марта 2004 года.*
*- Условия досрочного погашения облигаций.*
*Условием досрочного погашения облигации является наличие технической возможности установки телефона по адресу владельца облигации путем внеочередного доступа к телефонной сети.*
*Реализация права на внеочередное предоставление доступа к телефонной сети путем заключения договора на оказание услуг телефонной связи осуществляется в следующем порядке:*
*- покупатель (владелец) облигациии подает заявление на проверку технической возможности установки телефона на любой пункт продажи ценных бумаг ЗАО "ИК "Элемтэ" по нижеследующим адресам:*
*г. Казань, ул. Татарстан, д. 11 тел: (8432) 93-04-21;*
*г. Казань, ул. Гарифьянова, д. 28 А тел: (8432) 35-35-76;*
*г. Казань, ул. Н. Ершова, д. 55 Е тел: (8432) 76-50-62;*
*г. Казань, ул. Восстания, д. 187, тел: (8432) 41-15-11;*
*- техническая возможность установки телефона определяется эмитентом в течение 10 (Десяти) дней со дня подачи заявления;*
*- результаты проверки наличия технической возможности отмечаются на поданном владельцем облигации заявлении. Наличие технической возможности означает право для владельца (покупателя) облигации заключить договор на оказание услуг телефонной связи по заявленному адресу.*
*Датой досрочного погашения облигации является дата заключения договора об оказании услуг телефонной связи между эмитентом облигации и владельцем облигации по указанному владельцем облигации адресу.*
*Досрочное погашение облигаций выпуска в денежной форме не предусмотрено. Владелец облигации не оплачивает договор на оказание услуг телефонной связи в случае погашения облигации путем предоставления внеочередного доступа к телефонной сети.*
*2. Генеральным агентом по регистрации выпуска облигаций телефонного займа серии 07 ОАО "Казанская ГТС" назначить ЗАО "Инвестиционная компания "Элемтэ".*
*3. Одобрить заключение сделки по предоставлению Закрытым акционерным обществом "Инвестиционная компания "Элемтэ" поручительства в размере 4 896 000 руб. по выпуску Открытым акционерным обществом "Казанская городская телефонная сеть" облигаций телефонного займа серии 07.*
*4. Утвердить решение о выпуске именных бездокументарных облигаций телефонного займа серии 07.*

*Результаты голосования: по вопросам 1,2, 4 - единогласно, по 3 вопросу в голосовании не участвует Фахриев А.М.*
*На заседании присутствовало 7 членов совета директоров, кворум для принятия решения имеется.*

Дата появления факта (события, действия): *11.05.2002*
Код: *1355110D11052002*

*8 мая 2002 года совет директоров ОАО "Казанская ГТС" принял решение о рекомендации по размеру дивидендов по акциям за 2001 год: предлагается выплатить*

***по обыкновенным акциям - 22,3% от номинальной стоимости, по привилегированным - 111,5 % от номинальной стоимости.***
***Решение принято единогласно, на заседании присутствовало 5 членов совета директоров, кворум для принятия решения имеется***

Дата появления факта (события, действия): ***22.05.2002***
Код: ***1555110D22052002***

***Вид ценных бумаг: именная документарная процентная облигация на предъявителя серии Б,***
***купон 2.***
***Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 22 мая 2002 г.***

Дата появления факта (события, действия): ***19.05.2002***
Код: ***1555110D19052002***

***Вид ценных бумаг: именная документарная процентная облигация на предъявителя, серия А, купон 8, транш 1***
***Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 13 часов по московскому времени 19.05.2002 .***

Дата появления факта (события, действия): ***20.05.2002***
Код: ***1155110D20052002***

***Вид ценных бумаг : именная документарная процентная облигация на предъявителя, серия А , купон 8 , транш 1***
***Дата начисления купонного дохода по облигациям : список составлен по состоянию на 19.05.2002.***
***Дата выплаты купонного дохода : 20.05.2002***
***Размер процентов, начисленных на одну облигацию : 22,2 % годовых.***
***Общее количество облигаций одного транша, по которым начислен купонный доход : 100 000 штук***
***Форма выплаты купонного дохода : денежные средства.***

Дата появления факта (события, действия): ***20.05.2002***
Код: ***1455110D20052002***

***Вид ценных бумаг, которые погашаются : именная документарная процентная облигация на предъявителя , серия А , транш 1.***
***Дата погашения : 20.05.2002***
***Общее количество облигаций одного транша, которые погашаются : 100 000 штук***
***Порядок, условия, срок погашения облигаций: погашение облигаций осуществляется в***

*пользу владельцев облигаций соответствующего транша, являющихся таковыми по состоянию на 13.00 часов по московскому времени рабочего дня, предшествующего дате погашения облигаций. Погашение облигаций осуществляется эмитентом через платежного агента - ЗАО ИК "Элемтэ". Погашение облигаций осуществляется в денежной форме по номинальной стоимости облигаций. Дата выплаты 8 купонного дохода совпадает с датой погашения облигаций соответствующего транша.*

Дата появления факта (события, действия): *21.05.2002*
Код: *1355110D21052002*

*На заседании совета директоров ОАО "Казанская ГТС", состоявшемся 17 мая 2002 , года было приняты следующие решения:*
*1. Утвердить решение о выпуске именных бездокументарных облигаций телефонного займа серии 06.*
*2. Утвердить решение о выпуске именных бездокументарных облигаций телефонного займа серии 07.*

*Решение принято единогласно, кворум для принятия решения имеется, на заседании присутствовали 7 членов совета директоров.*

Дата появления факта (события, действия): *28.05.2002*
Код: *0455110D28052002*

*Наименование, место нахождения и почтовый адрес юридического лица:*
*Закрытое акционерное общество "Первая лизинговая компания", Республика Татарстан, 420111 г.Казань ул. Ухтомского, д.2/43.*
*Доля эмитента в уставном капитале юридического лица:*
*- до изменения - 0 %*
*- после изменения - 50 %.*
*Дата , с которой произошло изменение доли в уставном капитале : 28.05.2002 г.*

Дата появления факта (события, действия): *3.06.2002*
Код: *1155110D03062002*

*Вид ценных бумаг : именная документарная процентная облигация на предъявителя серии Б , купон 2 .*
*Дата начисления купонного дохода по облигациям : список составлен по состоянию на 22.05.2002.*
*Дата выплаты купонного дохода : 03.06.2002*
*Размер процентов, начисленных на одну облигацию : 21,25 % годовых.*
*Общее количество облигаций одного транша, по которым начислен купонный доход : 300 000 штук*
*Форма выплаты купонного дохода : денежные средства.*

Дата появления факта (события, действия): *29.05.2002*
Код: *0455110D29052002*

***Наименование, место нахождения и почтовый адрес юридического лица:***
***Казанская Акционерная страховая фирма "Гарант", Республика Татарстан, 420021, г.Казань ул.Левобулачная , д.56***
***Доля эмитента в уставном капитале юридического лица:***
***- до изменения - 0 %***
***- после изменения - 10 %.***
***Дата , с которой произошло изменение доли в уставном капитале : 29.05.2002 г.***

Дата появления факта (события, действия): *12.06.2002*
Код: *1255110D12062002*

***Вид общего собрания: годовое общее собрание акционеров.***
***Форма проведения: совместное присутствие акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование, с предварительным направлением бюллетеней для голосования до проведения общего собрания акционеров.***
***Дата проведения: 31 мая 2002 года.***
***Место проведения: г.Казань ул.Н.Ершова 55 Е, актовый зал.***
***Кворум собрания : присутствовали акционеры, владеющие в совокупности 33 881 886 размещенными голосующими акциями, что составляет 79 % от размещенных голосующих акций Общества.***

***Результаты голосования по вопросам повестки дня годового общего собрания акционеров :***

***По первому вопросу повестки дня "Процедурные вопросы" "ЗА" проголосовало 100% от количества размещенных голосующих акций, владельцы которых зарегистрированы на данном собрании. Решение принято единогласно.***

***По второму вопросу : "Утверждение годового отчета, годовой бухгалтерской отчетности, отчета о прибылях и убытках, распределение прибылей и убытков по итогам деятельности ОАО "Казанская ГТС" в 2001 году "***
***"ЗА" - 33 829 786 голосов, что составляет 99,85% голосующих акций общества, владельцы которых зарегистрированы на данном собрании.***
***"ПРОТИВ" - нет; "ВОЗДЕРЖАЛСЯ" - 1600 голосов, что составляет 0,00 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.***

***Принятое решение: " Утвердить годовой отчет, годовую бухгалтерскую отчетность, отчет о прибылях и убытках, распределение прибылей и убытков по итогам деятельности ОАО "Казанская ГТС" в 2001 году ".***
***По подпункту 2.1. второго вопроса : "Утверждение сметы распределения прибыли 2002 года"***
***"ЗА" - 32 929 486 голосов, что составляет 97,19 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.***
***"ПРОТИВ" - нет; "ВОЗДЕРЖАЛСЯ" - 901 900 голосов, что составляет 2,66 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.***

*Принятое решение: " Утвердить следующую смету распределения прибыли 2002 года: фонд накопления - 75%, на покрытие убытков - 15 %, нераспределенная прибыль - 10 % ".*

*По третьему вопросу : "Утверждение предложения совета директоров по выплате дивидендов за 2001 год"*
*"ЗА" - 33 871 186 голосов, что составляет 99,97 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*
*"ПРОТИВ" - 300 голосов, что составляет 0,00 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании ; "ВОЗДЕРЖАЛСЯ" - 1 400 голосов, что составляет 0,00 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*

*Принятое решение: " Выплатить дивиденды за 2001 год: по обыкновенным акциям - в размере 22,3% от номинальной стоимости, по привилегированным акциям - 111,5% от номинальной стоимости ".*

*По четвертому вопросу : "Утверждение аудитора"*
*"ЗА" - 33 870 486 голосов, что составляет 99,97 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*
*"ПРОТИВ" - нет; "ВОЗДЕРЖАЛСЯ" - 2 400 голосов, что составляет 0,00 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*

*Принятое решение: "Утвердить аудитором ОАО "Казанская ГТС" аудиторско-консалтинговую компанию "Аудэкс".*

*По пятому вопросу: " Избрание членов совета директоров"*

*Гарифуллин Р.Р.- "ЗА" - 33 834 386 голосов, что составляет 33,29 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*
*Фахриев А.М. - "ЗА" - 33 855 586 голосов, что составляет 33,31 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*
*Тюгаева Л.В. - "ЗА" - 33 867 186 голосов, что составляет 33,32 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*

*Принятое решение: избрать членами совета директоров:*
*Гарифуллина Р.Р., Фахриева А.М., Тюгаеву Л.В..*

*Примечание:*
*В соответствии с распоряжением Президента Республики Татарстан от 16.01.2002 № 17 и от 23.03.2002 № 34 в органы управления (совет директоров) ОАО "Казанская ГТС" назначены представители государства:*
*1.Залялов Ринат Гиниятович - министр связи РТ*
*2. Хамзина Лена Ильдаровна - зам. министра связи РТ*
*3. Багров Юрий Николаевич - главный референт КМ РТ*
*4. Лампасов Михаил Михайлович - начальник отдела Минземимущества РТ.*

*По шестому вопросу: " Избрание членов ревизионной комиссии"*
*Чачкова Л.В. - "ЗА" - 33 849 986 голосов, что составляет 99,90 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*

*"ПРОТИВ" - 1500 голосов, что составляет 0,00 % голосующих акций общества,*

*владельцы которых зарегистрированы на данном собрании ; "ВОЗДЕРЖАЛСЯ" - нет.*

*Принятое решение:*
*Избрать членом ревизионной комиссии ОАО "Казанская ГТС"*
*Чачкову Л.В..*

*Примечание: В соответствии с Распоряжением Президента РТ № 01 от 16 января 2002 г. в ревизионную комиссию Общества назначены представители государства:*

*Савельев Вадим Петрович - начальник управления Министерства земельных и имущественных отношений Республики Татарстан;*
*Хвалева Наталия Васильевна - начальник отдела Министерства связи Республики Татарстан.*

*По седьмому вопросу : "Утверждение в новой редакции Устава и внутренних положений, регулирующих деятельность ОАО "Казанская ГТС" в соответствии с Федеральным законом " О внесении изменений и дополнений в Федеральный закон " Об акционерных обществах "*
*"ЗА" - 33 870 786 голосов, что составляет 99,97% голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*
*"ПРОТИВ" - нет, "ВОЗДЕРЖАЛСЯ" - 2100 голосов, что составляет 0,00 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*

*Принятое решение: " Утвердить в новой редакции Устав и внутренние положения, регулирующие деятельность ОАО "Казанская ГТС" в соответствии с Федеральным законом " О внесении изменений и дополнений в Федеральный закон " Об акционерных обществах "*

*По восьмому вопросу: " Об одобрении сделки, в совершении которой имеется заинтересованность"*
*"ЗА" - 32 961 386 голосов, что составляет 97,28 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании;*
*"ПРОТИВ" - 6 200 голосов, что составляет 0,02 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании; "ВОЗДЕРЖАЛСЯ" - 905 300 голосов, что составляет 2,67 % голосующих акций общества, владельцы которых зарегистрированы на данном собрании.*

*Принятое решение: " Одобрить заключение сделки по приобретению ЗАО ИК "Элемтэ" облигаций телефонного займа ОАО "Казанская ГТС" 08 серии ".*

Дата появления факта (события, действия): *31.05.2002*
Код: *1155110D31052002*

*Вид ценных бумаг : именные бездокументарные обыкновенные и привилегированные акции.*
*Дата принятия решения о выплате дивидендов: 31.05.2002*
*Орган эмитента, принявший решение о выплате( объявлении ) дивидендов : общее собрание акционеров*
*Размер дивидендов, начисленных на 1 акцию:*
*- обыкновенную - 22, 3 % от номинальной стоимости*
*- привилегированную - 111,5 % от номинальной стоимости.*

*Наименование, место нахождения и почтовый адрес юридического лица, доля участия которого изменилась:*
*ОАО АИКБ "Татфондбанк", Республика Татарстан, 420111, г.Казань ул. Ухтомского д. 2/43 .*
*Доля юридического лица в уставном капитале эмитента :*
*- до изменения - 0,13 %*
*- после изменения - 14,93 %.*
*Дата , с которой произошло изменение доли в уставном капитале : 11.06.2002 г.*

Дата появления факта (события, действия): *11.06.2002*
Код: *0355110D11062002*

*Наименование, место нахождения и почтовый адрес юридического лица, доля участия которого изменилась:*
*ГУП УЭС "Таттелеком", Республика Татарстан, 420061, г.Казань ул.Н.Ершова д. 57 .*
*Доля юридического лица в уставном капитале эмитента :*
*- до изменения - 14,8 %*
*- после изменения - 0 %.*
*Дата , с которой произошло изменение доли в уставном капитале : 11.06.2002 г.*

**47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.**

*Указанные факты не имели места*

Величина активов эмитента на дату окончания квартала, предшествующего отчетному: *698 279 тыс. руб.*

Величина активов эмитента на дату окончания отчетного квартала: *747 513 тыс. руб.*

**48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.**

*указанные факты не имели места*

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному: *10 634 тыс. руб.*

Значение прибыли (убытков) эмитента за отчетный квартал: *12 257 тыс. руб.*

**Essential facts (event, action), concerning finance-economic activity of the emitter.**
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (***OAO "Kazan GTS"***)
***Place of location: 55-e, N. Ershov Str., Kazan, Republic of Tatarstan***
***Issuer code : 55110-D***

Date of occurrence of the fact (event, action): ***11.09.2002***
Code ***1355110D11092002***

***September 6, 2002 the board of directors has accepted the decision on increase of OAO "Kazan GTS" charter capital by issuing the additional shares at the account of property of the company.***
***Method of accommodation: distribution among the shareholders.***
***Amount of the in additionally placed shares: common - 1 176 716 700 pieces, preferred shares - 24 956 100 pieces.***
***7 members of board of directors were at the meeting. The quorum for acceptance of the decision is present.***
***The decision is accepted unanimously.***

***Director general A. M. Fahriev***

# Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

***Открытое акционерное общество "Казанская городская телефонная сеть"***
Место нахождения: ***Республика Татарстан г.Казань ул.Н.Ершова 55 Е***
Код эмитента: ***55110-D***

Дата появления факта (события, действия): ***11.09.2002***
Код факта (события, действия): ***1355110D11092002***

***6 сентября 2002 года совет директоров ОАО "Казанская ГТС" принял решение:***
***Увеличить уставный капитал ОАО "Казанская ГТС" путем размещения дополнительных акций посредством распределения их среди акционеров, в пределах количества объявленных акций, установленного уставом общества.***
***Количество размещаемых акций :***
***1 176 716 700 шт. - обыкновенных***
***24 956 100 шт. привилегированных акций.***
***На заседании присутствовали 7 членов совета директоров. Кворум для принятия решения имеется.***
***Решение принято единогласно.***

***Генеральный директор*** ***Фахриев А.М.***

ИНН 1653007966